EXHIBIT 8.7(e)

November 5, 1997

Kemper Investors Life Insurance Company

1 Kemper Drive

Long Grove, IL 60049-0001

Re: Administrative Services

This letter sets forth the agreement between Zurich Kemper Investments, Inc.(“ZKI”) and Kemper Investors Life Insurance Company (“KILICO”) concerning certain administrative services to be provided by you on a sub-administration basis, with respect to Portfolios (as defined below) of the Investors Fund Series (the “Fund”).

1.	Administrative Services and Expenses. Administrative services for the Accounts (as defined below) which invest in Portfolios of the Fund pursuant to the Participation Agreements between KILICO and the Fund, Zurich Kemper Distributors Inc. (“ ZKDI”) and ZKI (the “Participation Agreements”) and for purchasers of Variable Insurance Products (as defined below) are the responsibility of KILICO. Administrative services for the Portfolios, in which the Accounts invest, and for purchasers of shares of the Portfolios, are the responsibility of the Fund, ZKDI or MCI. Capitalized terms not defined herein shall have the meanings ascribed to them in the Participation Agreements.

You have agreed to assist us, as we may request from time to time, with the provision of administrative services (“Administrative Services”) to the Portfolios, on a sub-administration basis, as they may relate to the investment in the Portfolios by the Accounts. It is anticipated that Administrative Services may include (but shall not be limited to) the mailing of Fund reports, notices, proxies and proxy statements and other informational materials to holders of the Variable Insurance Products supported by the Accounts with allocations to the Portfolios; the provision of various reports for the Fund and for submission to the Fund’s Board of Trustees; the provision of shareholder support services with. respect to the Portfolios; such services listed on Schedule A attached hereto and made a part hereof.

2.	Administrative Expense Payments_ In consideration of the anticipated administrative expense savings resulting from the arrangements set forth in this Agreement, ZKI agrees to pay KILICO on a monthly basis an amount set forth in Schedule B attached hereto and made a part hereof.

For purposes of computing the payment to KILICO contemplated under this Paragraph 2 for each monthly period, the total of the average monthly net assets invested by the Accounts shall be multiplied by the rate shown in Schedule B and divided by 12.

The expense payment contemplated by this Paragraph 2 shall be calculated by KILICO at the end of each month and if there is no disagreement will be paid to KILICO within 10 days thereafter or if later, 20 days after the date hereof KILICO shall provide to ZKI a statement showing the calculation of the monthly amount payable by ZKI and such other supporting data as may be reasonably requested by ZKI.

3.	Nature of Payments. The parties to this letter agreement recognize and agree that ZKI’s payments to KILICO relate to Administrative Services only. The amount of administrative expense payments made by ZKI to KILICO pursuant to Paragraph 2 of this letter agreement shall not be deemed to be conclusive with respect to actual administrative expenses or savings of ZKI.

4.	Term. This letter agreement shall remain in full force and effect for so long as the assets of the Portfolios are attributable to amounts invested by the Accounts under the Participation Agreements, unless terminated in accordance with Paragraph 5 of this letter agreement.

5.	Termination. This letter agreement will be terminated by either party upon. 90 days’ advance written notice or immediately upon termination of a Participation Agreement (with respect to such Participation Agreement) or upon the mutual agreement of the parties hereto in writing.

6.	Representation. KILICO represents and agrees that they will maintain and preserve all records as required by law to be maintained and preserved in connection with providing the Administrative Services, and will otherwise comply with all laws, rules and regulations applicable to the Administrative Services.

7.	Subcontractors. KILICO may, with the consent of ZKI, contract with or establish relationships with other parties for the provision of the Administrative Services or other activities of KILICO required by this letter agreement, provided that KILICO shall be fully responsible for the acts and omissions of such other parties.

8.	Authority. This letter agreement shall in no way limit the authority of the Fund, ZKDI or ZKI to take such action as any of such parties may deem appropriate or advisable in connection with all matters relating to the operations of the Fund and/or sale of its shares. KILICO understands and agrees that the obligations of ZKI under this letter agreement are not binding upon the Fund.

9.	Indemnification. This letter agreement will be subject to the indemnification provisions in Article VIII of each of the Participation Agreements.

10.

Miscellaneous. This letter agreement may be amended only upon mutual agreement of the parties hereto in writing, This letter agreement may not be assigned by a party hereto, by operation of law or otherwise, without the prior written consent of the other party. This letter agreement, including Schedule A and Schedule B, constitutes the entire agreement between the parties with respect to the matters dealt with herein, and supersedes any previous agreements and documents with respect to such matters_ This letter agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument. KILICO agrees to notify ZKI promptly if for any reason it is unable to perform fully and promptly any of its obligations under this letter agreement.

11.	Notice. Any notices required to be sent hereunder shall be sent in accordance with the respective Participation Agreement.

If this letter agreement is consistent with your understanding of the matters we discussed concerning administrative expense payments, kindly sign below and return a signed copy to us.

Very truly yours,

Zurich Kemper Investments, Inc.

By:	/s/ John E. Neal

Name:	John E. Neal

Title:	President, Kemper Funds Group

Kemper Investors Life Insurance Company

Acknowledged and Agreed:

By:	/s/ Otis R. Heldman, Jr.

Name:	Otis R. Heldman, Jr.

Title:	Marketing Officer

Attachment:	Schedule A
Schedule B

SCHEDULE A

I.	Fund-related contractowner services

•	Certain costs associated with dissemination of Fund prospectus to existing contractowners, as provided in the Participation Agreements.

•	Fund proxies (including facilitating distribution of proxy material to contractowners, tabulation and reporting).

•	Telephonic support for contractowners with respect to inquiries about the Fund (not including information related to sales).

•	Communications to contractowners regarding performance of the account and the Designated Portfolios.

II.	Sub-accounting services

•	Aggregating purchase and redemption orders of the Account for sales of the Portfolios.

•	Processing and reinvesting dividends and distributions of the Portfolios held by the Account.

III.	Other administrative support

•	Providing other administrative support to the Fund as mutually agreed between KII ICO and the Fund, ZKI or ZKDI.

Schedule B

ZKI agrees to pay KILICO a monthly amount based on the following:

1.	With respect to assets attributable to Contracts, other than Kemper Passport, issued prior to January 1, 1997, 15 basis points (.15%) of the average monthly asset balance of all of the shares of the Fund held in the Accounts of KILICO, in excess of $1,410,000,000.

2.	With respect to assets attributable to Kemper Passport Contracts issued prior to January 1, 1998, 4 basis points (.04%) of the average monthly asset balance of such shares of the Fund held in the Accounts of KILICO plus 4 basis points (.04%) of the average monthly balance of assets invested in market value adjusted accounts under such Kemper Passport Contracts.

3.	With respect to assets attributable to Contracts issued after December 31, 1996, other than Kemper Passport, 15 basis points (.15%) of the average monthly asset balance of such shares of the Fund held in the Accounts of KILICO.

For purposes of the above calculations, the average monthly asset balance shall be based on the average of the beginning and the end of the month asset balances. Monthly payments shall be determined beginning with January, 1997.